Exhibit 99.1

BMY-MYOK: Giovanni Caforio, Mad Money Transcript

Jim Cramer: Merger Monday’s back in business, this morning Cramer favorite Bristol Myers announced that it is buying MyoKardia, that's a clinical stage biopharma company focused on cardiovascular disease – big plus. $13.1 billion in cash. Now I have been a big fan of Bristol Myers ever since it acquired Celgene, giving itself a huge anti-cancer franchise. The MyoKardia deal makes the pipeline more diversified, the lead drug is a treatment for obstructive hypertrophic cardiomyopathy – or HCM for short – it’s a chronic, often lethal disease that makes it harder for the heart to pump blood. They should be ready to file a New Drug Application for this wonder drug in the first quarter of next year. Now it isn’t cheap, Bristol is paying a 61% premium for this thing, although I’m not so worried about price given that the stock actually rallied today, but do not take it from me. Let's check in with Dr. Giovanni Caforio, he is the chairman and CEO of Bristol Myers Squibb, learn more about this deal and what it means for business – Dr. Caforio welcome back to Mad Money.

Giovanni Caforio: Thank you, Jim. Thanks for having me.

Cramer: Alright so Giovanni, this is a big deal. And it’s one of the big deals because it’s got... it addresses a market that is gigantic, that there hasn’t been anything for a long time, and perhaps more importantly, this is something that would make it so that there is another leg to the stool at Bristol Myers that we want so much, so tell us why you are willing to pay such a big premium for it.

Caforio: Well thank you, Jim, thanks for having me. It’s a really important day for us and we announced the acquisition of MyoKardia. As you know Jim, the acquisition of Celgene was one year ago, and 2020 has been an important year in which we’ve made great progress. We’ve built a strong foundation as a company and now we are further advancing our strategy with the acquisition of MyoKardia. MyoKardia is an important company because they’ve developed a really interesting approach to the treatment of cardiovascular disease, which is a precision approach. The lead asset for MyoKardia is mavacamten and as you said mavacamten is potentially a revolutionary medicine for the treatment of a very serious disease, obstructive HCM. So, this is a genetic disease that basically thickens the muscle of the heart and doesn’t enable the heart to pump blood – it’s very serious. There are 80,000 to 100,000 patients with the disease in the U.S. alone and the symptoms are serious: shortness of breath, inability to perform normal activities, some patients have severe arrhythmia and they can die from sudden cardiac death. So very serious disease and mavacamten has shown significant improvement in cardiac function, in symptoms and quality of life. It’s potentially a really important medicine that can be filed with the FDA in the first quarter of next year and could launch the end of next year.

Cramer: Alright so Doctor, one of the things that I thought was interesting when my father had this, they gave him an ablation, which frankly was not a great operation. Many of my friends actually, as we have gotten older, have had ablations. It seems like it is a terrible way to be able to solve whatever kind of problem they’re doing, versus a more than 60% of the success rate of this drug?

Caforio: Yeah there really is no good option today. Some old therapies are used simply for symptoms relief, surgery is clearly very invasive and has significant risks associated with it, so when we saw the results of the clinical trials supporting mavacamten and the very significant impact it has on patients that receive the medicine, we were enthusiastic. As you know, we have had a commitment to cardiovascular disease for a very long time as a company. We have been able to successfully build Eliquis into the leading cardiovascular medicine in the world, so in many ways we are the ideal company to now take mavacamten through the regulatory steps in the U.S. and then use our commercial and medical infrastructure to launch mavacamten next year and realize the full potential for patients and obviously the full value of the medicine.

Cramer: Alright, so one other question Doctor. I wanted your balance sheet to get better quicker. Now you’ve just set it out another year. Are we okay? Dividend okay? People buy this company because it’s a great company, good balance sheet, good dividend – is that at risk?

Caforio: Well first of all let me say the performance of our business is very strong, financially we’ve continued to get stronger, we have significant flexibility. Today, we announced the acquisition of MyoKardia – we continue to be focused on reducing the level of debt and bringing it down to 1.5x debt to EBITDA ratio by the end of 2024. At the same time, we have the flexibility to continue to invest in external innovation and business development is the number one priority for us. So, our capital allocation strategy will continue to be balanced, the strength of our business and the level of diversification that we have in our company makes me comfortable we’ll continue to reduce the level of debt, at the same time we can continue to invest in really exciting science like what we have with MyoKardia here.

Cramer: Yeah, I was surprised that I know the analysts are all good people, they only stick with MyoKardia. I’ve got to ask you, the things that have been happening with Opdivo are incredible. You’ve had a series of huge wins, but no one’s talking about it.

Caforio: Well let me tell you, I’m really happy about what is happening with Opdivo. We had a number of positive events this year, there’s strong momentum. First, we got approval for Opdivo and Yervoy in first line lung cancer. It’s early in the launch but I’m really pleased with what I’m seeing. The early indicators are all very positive. We had a number of positive clinical trials this year in what is called the metastatic setting in gastric cancer and kidney cancer. Importantly though, I believe the next frontier for immuno-oncology is treating cancers earlier – what we are calling the adjuvant setting. We are the leader in that space with Opdivo and melanoma and this year we’ve had two positive studies in esophageal cancer, bladder cancer. As you think about the immuno-oncology in the future, the promise is in adjuvant and there we have a really promising broad and deep clinical development program and two studies have already read positively.

Cramer: Alright well I just think the stock’s gotten way too cheap because the growth prospects are even better than ever. Dr. Giovanni Caforio thank you so much for coming on Mad Money, always glad to see you sir.

Caforio: Thank you Jim, thanks for having me.

Cramer: Okay Giovanni’s the CEO of Bristol Myers – this is a very inexpensive stock, I love this acquisition. Stay with Cramer.